UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Announces Management Reinforcement

Seoul, South Korea – July, 2005 – Gravity Co., Ltd. (Nasdaq: GRVY), an online game developer and distributor, today announced that it has appointed Mr.
William W. Song as a new CFO and Mr. John C. Chung as IR Officer.  Previously,
Mr. Seo, the former CFO, had been entrusted with responsibilities for overall investor relations, financial reporting, and improving and enhancing internal control over financial reporting in compliance with Section 404 of the Sarbanes-
Oxley Act. In connection with Gravity’s efforts to reinforce its management, these responsibilities will be entrusted with three executive officers, each focusing on their respective areas of expertise.  Mr. Song will assume the roles and responsibilities of Gravity’s new CFO following his appointment at a meeting of Gravity’s board of directors held on July 15, 2005.  Mr. Seo will primarily focus on spearheading Gravity’s efforts to improve and enhance its internal control over financial reporting. Mr. Chung will assume the roles and responsibilities of Gravity’s in-house counsel while also covering investor relations as the IR Officer.

Mr. David Woong Jin Yoon, CEO of Gravity said “I’m glad that Mr. Song and Mr.
Chung joined our management as CFO and IR Officer, each bringing years of experience and expertise in the areas of corporate finance.  I’m sure with their proven track record, they will carry out their respective duties with grace and integrity.”

Mr. Song, who is 43 years old, is a Certified Public Accountant, primarily working with global technology and accounting firms.  Mr. Song most recently served as Director at Volvo Construction Equipment in Korea.  He previously served as Controller at Cisco Systems in Seoul; Asia-Pacific Finance Manager at
Cisco Systems, San Jose CA; Senior Financial Analyst at Read-Rite Corporation;
Senior Accountant in the Audit Department at Deloitte & Touche LLP; and
Financial Analyst at Samsung Semiconductor, Inc.  Mr. Song received a B.S. in
Computer Information Systems and a Master of Business Administration from San
Francisco State University.

Mr. Chung, who is 43 years old, is U.S. educated and a trained attorney, a member of the New York State Bar.  Mr. Chung previously worked as a legal counsel at the Korean Ministry of Foreign Affairs and Trade covering WTO trade disputes, Doha Development Agenda negotiations and other trade related legal matters. Mr. Chung most recently worked as a foreign legal counsel at the law firm of Jung and Partners handling various corporate legal matters for multinational firms.  Mr. Chung lectures Contract and Property law at the Kyung
Hee University Graduate School of International Legal Affairs in Seoul, Korea.
Mr. Chung received a B.A. from the University of California at Berkeley and JD from Syracuse University School of Law.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games worldwide.  The Company’s principal MMORPG, Ragnarok Online, is currently commercially offered in 20 markets.  For more information visit
www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such
as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believ
e,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACTS:
In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 07/22/2005	By:	/s/John C Chung
	Name:	John C Chung
	Title:	IR Officer